# ADELPHI STOCK BROKERS INC.
# STATEMENT OF FINANCIAL CONDITION
## December 31, 2023

### ASSETS

| | |
|---|---|
| Cash | $ 8,487,580 |
| Membership deposits | 257,500 |
| Fixed assets (net of $490 accumulated depreciation) | 2,033 |
| Security deposit | 15,150 |
| Total assets | $ 8,762,263 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 28,190 |
| Total liabilities | 28,190 |
| Commitments and Contingencies (Note 6) | |
| Stockholders' equity: | |
| Common stock, $0.10 par value; 2,500 shares authorized, 2,200 issued and outstanding | 250 |
| Additional paid in capital | 10,319,750 |
| Accumulated deficit | (1,585,927) |
| Total stockholders' equity | 8,734,073 |
| Total liabilities and stockholders' equity | $ 8,762,263 |